UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: December 5, 2017

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

A copy of Fly Leasing Limited’s investor presentation for the Goldman Sachs Aircraft Leasing Conference held in New York on December 5, 2017, is furnished as an exhibit hereto and incorporated by reference herein.

Investors and others should note that Fly Leasing Limited (the “Company”) announces material information to investors through the investor relations page on its website (www.flyleasing.com/investor-relations), SEC filings, press releases, public conference calls and webcasts. The Company expects to update investor presentations and similar materials on a regular basis and will continue to post these materials to its investor relations website. The Company encourages investors, the media and others to review the information it posts from time to time on its website.

Exhibit	Title

99.1	Investor presentation of Fly Leasing Limited dated December 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date:	December 5, 2017	By:	/s/ Colm Barrington
Colm Barrington Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit	Title

99.1	Investor presentation of Fly Leasing Limited dated December 2017.